January 27, 2015

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, D.C. 20549-3628

Attention: Sandra B. Hunter, Esq

Re:	Québec
Registration Statement Pursuant to Schedule B
Registration No. 333-200812, as amended on January 20, 2015

Ladies and Gentleman:

On behalf of Québec, we respectfully request that the effective date of the above-captioned registration statement (the “Registration Statement”) be accelerated to 3:00 p.m., January 29, 2015, or as soon thereafter as is practicable.

In requesting acceleration of the effectiveness of the Registration Statement, Québec acknowledges that:

1.

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Québec from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	Québec may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

(s) Nathalie Parenteau
Nathalie Parenteau
Director General

cc:	Bernard Blouin (Miller Thomson LLP)
Robert E. Buckholz, Jr. (Sullivan & Cromwell LLP)